Change of Independent Registered Public Accounting Firm

Because of doubts regarding the ongoing independence of Schwartz & Hofflich, LLP ("S&H") from the Fund, the Board of Directors determined not to retain S&H as the Fund's Independent Auditor. The Audit Committee of the Fund then submitted a recommendation to the Board of Directors to engage Holtz Rubenstein Reminick LLP ("HRR") as the Fund's Independent Registered Public Accounting Firm for the fiscal year ended July 31, 2005. During the fiscal years ended July 31, 2004 and 2003, S&H's audit reports contained no adverse opinion or disclaimer of opinion; nor were their reports qualified as to uncertainty, audit scope or accounting principles. Further, during the fiscal years ended July 31, 2004 and 2003 and through August 4, 2005, there were no disagreements between the Fund and S&H on accounting principles or practices, financial statement disclosure or audit scope, which, if not resolved to the satisfaction of S&H, would have caused them to make reference to the disagreement in their reports.

During the two most recent fiscal years and through August 4, 2005, the date the Board of Directors approved HRR as the Fund's auditor, the Fund did not consult HRR regarding either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Fund's financial statements, or (2) any matter that was either the subject of a disagreement or a reportable event, as such terms are defined in Item 304 of Regulation S-K.

The Fund provided S&H with a copy of these disclosures and has requested S&H to furnish the Fund with a letter addressed to the Commission stating whether it agrees with the statements made by the Fund herein and, if not, detailing the particular statements with which it does not agree.